

September 25, 2013

Via E-mail
Timothy Francis
Chief Financial Officer
America First Tax Exempt Investors, L.P.
c/o The Burlington Capital Group L.L.C.
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

>   Re: **America First Tax Exempt Investors, L.P.**
>   **Registration Statement on Form S-3**
>   **Filed September 5, 2013**
>   **File No. 333-191014**

Dear Mr. Francis:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please advise, with a view toward disclosure, the percentage of the distributions of each of the last three years that is tax exempt.

America Tax Exempt Investors, L.P., page 1

Our Business, page 1

2. We note that the Partnership may acquire equity interests in multifamily properties and convert such interests to ownership of tax-exempt mortgage revenue bonds "at the time the property ownership is restructured." Please describe the restructuring process in more detail,

including the Partnership's strategy in the event it is unable to convert its equity interests into ownership of tax-exempt mortgage revenue bonds.

3. For each of the type of investments you describe, please give a percentage of your total assets it represents.

Management Structure and Compensation, page 9

4. Please include an ownership chart detailing the relationships described on this page.

Risk Factors, page 12

5. Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K.

6. Some of your Risk Factors state that there can be no assurance of a given outcome, when the real risk is not your inability to provide assurance, but the underlying situation. Please amend to eliminate this, and similar, language.

U.S. Federal Income Tax Considerations, page 29

7. It appears that you are issuing a short-form opinion, so the discussion within the registration statement acts as tax counsel's opinion. Accordingly, please remove any indications that the opinion in this section is a "summary" of U.S. federal income tax considerations.

8. Please state that the opinion set forth in this section is that of Barnes & Thornburg, LLP. Accordingly, please delete the language in paragraph two stating that the Partnership "will" receive an opinion from Barnes & Thornburg.

9. Please replace "should" with "will" in the last sentence of the third full paragraph.

10. Under the section "Taxation of the Partnership and Shareholders," please delete the word "assuming" in the first paragraph. Counsel should opine that the Partnership "will" be classified as a partnership for tax purposes.

11. It appears that Barnes & Thornburg is relying on a number of other opinions with regard to the tax exemption of the revenue bonds. Investors are entitled to review those opinions. Please file those opinions as backup to the Barnes & Thornburg opinion, or revise the Barnes & Thornburg opinion to cover all of the revenue bonds, or advise.

12. In the last paragraph in this section, please replace "summary" with "discussion" and delete the language stating that it "is for general information only."

Undertakings

13. Please provide all required undertakings including, but not limited to, those required by Item 512(a)(5)-(6) of Regulation S-K.

Exhibit 8.1: Tax Opinion

14. Please state that the opinion set forth in the registration statement is the opinion of counsel. Additionally, please revise paragraph five to remove any language indicating that the opinion "fairly summarizes" the material tax consequences.

Form 10-K for the Fiscal Year Ended December 31, 2012

Market for Registrant's Common Equity…, page 21

15. Please revise to include the information required by Item 201(e) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 114

16. Please revise to discuss the Partnership's compliance for the year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   <u>Via E-mail</u>
        David Hooper
        Barnes & Thornburg, LLP